                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On December 31, 2014, Registrant ceased to publicly offer shares of the Wright Total Return Bond Fund (the “Fund”). On December 31, 2014, the Wright Total Return Bond Fund had no shareholders and ceased operations.